SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2014

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office)

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*Other supplemental schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrators of the

SkyWest, Inc. Employees’ Retirement Plan

We have audited the accompanying statements of assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Management of the Plan has determined that the Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan as of December 31, 2014 and 2013, and the changes in assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 25, 2015

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

	As of December 31,
	2014	2013

Assets:
Investments, at fair value	$468,233,219	$433,023,469

Notes receivable from participants	16,550,836	15,443,256

Assets available for benefits, at fair value	484,784,055	448,466,725

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(556,948)	(320,344)

Assets available for benefits	$484,227,107	$448,146,381

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2014

Additions:
Contributions:
Participants	$26,329,713
Employer	17,394,150

Total contributions	43,723,863

Interest income on notes receivable from participants	638,994

Net investment income:
Interest and dividends	18,886,467
Net appreciation in fair value of investments	2,188,726

Total net investment income	21,075,193

Total additions	65,438,050

Deductions:
Distributions to participants	29,356,780
Administrative expenses	544

Total deductions	29,357,324

Net increase in assets available for benefits	36,080,726

Assets available for benefits:
Beginning of the year	448,146,381

End of the year	$484,227,107

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)           Description of the Plan

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)           General

SkyWest, Inc. (the “Company”, “Plan Sponsor” or “Employer”) adopted the Plan, effective April 1, 1977.  The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986, as amended.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan was most recently amended on June 1, 2015.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.

(b)           Eligibility

All of the employees of the Company and its affiliates who have completed 90 days of service are eligible to participate in the Plan.  An eligible employee, who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the eligibility requirements.  Employees must affirmatively elect to participate in the Plan.

(c)           Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses and expenses.  The allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)           Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan.  Annual salary reduction contributions cannot exceed the lesser of 100% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $17,500 during 2014 ($23,000 for participants age 50 and older).

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan.  Employees must be making contributions to the Plan in order to receive the Company match.  During 2014, the Company matched 100% of each eligible participant’s salary reduction contribution up to levels ranging from 2% to 6% of compensation, based on years of service.  Additionally, each year the Company may make a discretionary contribution based on its earnings.  An employee is eligible to participate in the discretionary contribution program if he or she has made salary reduction contributions.  The Company made a discretionary contribution in 2014 of $2,177,053.  Company discretionary contributions are allocated based on the participants’ eligible compensation.

(e)           Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching and discretionary contributions into various investments offered by the Plan.  Investment options include mutual funds, a collective trust fund, and SkyWest, Inc. common stock.  Participants may change their elections or transfer investments between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting proceeds into other investments offered by the Plan.

(f)            Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances.  Benefits are normally paid at retirement, disability, death, or other termination.  Benefits distributions may be made in a single lump sum payment, installments, or an annuity.  Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

(g)           Notes Receivable from Participants

The Plan agreement provides for loans to be made to participants and beneficiaries.  The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured.  Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

(h)           Custodian and Record Keeper

Wells Fargo Institutional Trust Services (“Wells Fargo”) provides the record keeping and custodial services for the Plan.  Wells Fargo is also a directed trustee of the Plan.

(i)            Parties-in-Interest

The Company, participants and Wells Fargo are considered parties-in-interest to the Plan.  The Company’s common stock and Wells Fargo managed mutual funds are investment options in the Plan.

(j)            Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA.  If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(2)           Summary of Significant Accounting Policies

(a)           Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)           Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period.  Actual results could differ from these estimates.

(c)           Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(d)           Investment Contract

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust in the Wells Fargo Stable Return Fund operated and maintained by Wells Fargo Bank N.A.  The statements of assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in assets available for benefits is prepared on a contract value basis.

(e)           Investment Valuation and Income Recognition

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end.  The Company’s common stock fund is valued using the net asset value per share on the last business day of the Plan year.  Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits.  Dividends and interest are reinvested as earned.  Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in collective trusts, which primarily hold investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.  Accordingly, the Plan’s investments in units of the collective trusts are presented at fair value in the statements of assets available for benefits, with an adjustment to their contract values separately disclosed.  The collective trusts reported fair values are determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that funds’ trustees and (b) the fair values of the funds’ investments in externally managed collective investment funds as determined by those funds’ trustees.  The contract values represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.   Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; and (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).  The Plan Administrators do not believe that the occurrence of any event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(f)            Distributions to Participants

Distributions to participants are recorded when paid.

(g)           Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrators deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

(h)           Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal and accounting fees, which are paid by the Plan Sponsor.

(i)            Interest and Dividend Income

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(j)            Subsequent Events

The Plan Administrators have evaluated events occurring subsequent to December 31, 2014 through the date of issuance of these financial statements.

(3)           Party-in-interest Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  The Plan held 1,434,476 and 957,034 units of SkyWest, Inc. common stock with a fair value of $8,362,367 and $6,187,969 as of December 31, 2014 and 2013, respectively.

Plan investments include mutual funds and a collective trust fund managed by Wells Fargo, the Plan trustee, and therefore are party-in-interest transactions.  While transactions involving Plan assets with a party-in-interest may be prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Notes receivable from participants totaling $16,550,836 and $15,443,256 as of December 31, 2014 and 2013, respectively, are also considered exempt party-in-interest transactions.

(4)           Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 22, 2012, stating that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation.  As of December 31, 2014, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a).  Subsequent to December 31, 2014, the Plan made the corrective distributions in accordance with the IRS regulations.  Although the Plan has been amended since receiving the determination letter, the Plan Administrators believe the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax exempt.

(5)           Investments

During the year ended December 31, 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Large Cap Mutual Funds	$8,802,827
Balanced Mutual Funds	809,445
Collective Trust	507,409
Common Stock Fund	431,167
Fixed Income Mutual Funds	211,138
Mid Cap Mutual Funds	(1,256,146)
Small Cap Mutual Funds	(2,593,623)
International Mutual Funds	(4,723,491)

$2,188,726

The fair values of individual investments that represent 5 percent or more of the Plan’s assets available for benefits are as follows:

	December 31,
	2014	2013

Wells Fargo Stable Return Fund	$40,338,949	$40,363,374
Wells Fargo-BlackRock S&P 500 Index CIT	39,826,026	32,294,777
MFS Value	36,117,990	33,716,877
JP Morgan Large Cap Growth Select	32,154,649	27,270,497
Neuberger Berman Genesis Trust	25,077,452	27,922,163
Janus Overseas	24,782,186	29,771,173
T. Rowe Price Mid Cap Growth	24,352,633	*
Wasatch Small Cap Growth	*	23,195,216

*Amount was not 5 percent or more of the Plan’s assets for the respective year.

(6)           Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value, with the following three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the assumptions that Plan management believes market participants would use in pricing the asset, based on the best information available.

As of December 31, 2014 and 2013, the Plan held certain assets that are required to be measured at fair value on a recurring basis.  Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2014
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds
Balanced Funds	$137,838	$137,838	$—	$—
Large Cap Funds	108,099	68,273	39,826	—
Mid Cap Funds	64,998	57,343	7,655	—
International Funds	42,860	42,860	—	—
Small Cap Funds	38,267	32,771	5,496	—
Fixed Income Funds	27,471	27,471	—	—
	419,533	366,556	52,977	—

Common Stock Fund	8,362	—	8,362	—
Collective Trust	40,338	—	40,338	—

Total	$468,233	$366,556	$101,677	$—

	Fair Value Measurements as of December 31, 2013
	(in 000’s)
	Total	Level 1	Level 2	Level 3
Mutual Funds
Balanced Funds	$122,244	$122,244	$—	$—
Large Cap Funds	93,282	60,987	32,295	—
Mid Cap Funds	59,767	53,533	6,234	—
International Funds	46,212	46,212	—	—
Small Cap Funds	39,430	34,090	5,340	—
Fixed Income Funds	25,537	25,537	—	—
	386,472	342,603	43,869	—

Common Stock Fund	6,188	—	6,188	—
Collective Trust	40,363	—	40,363	—

Total	$433,023	$342,603	$90,420	$—

Collective trust assets consist of investments in fully benefit-responsive insurance contracts for which the Plan can make withdrawals at contract value for benefit-responsive requirements. The Plan uses the Wells Fargo Stable Return Fund for these investments. This fund classifies the collective trust assets as Level 2.

The Wells Fargo-BlackRock S&P 500 Index CIT, Wells Fargo-BlackRock S&P Mid Cap Index, and Wells Fargo-BlackRock Russell 2000 CIT (collectively, the “Wells Fargo-BlackRock Funds”), the SkyWest, Inc. Common Stock Fund (the “Common Stock Fund”), and the Wells Fargo Stable Return Fund (the “Stable Return Fund”) are valued at the net asset value (NAV) of units of the respective funds. The NAV, as provided by the respective fund trustees, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Stable Return Fund is designed to provide safety of principal with consistency of returns with minimal volatility by employing a strategy of investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. The Plan Sponsor is able to redeem the investment in the Stable Return Fund by providing a 12-month notice. Although the notice requirement is 12 months, Wells Fargo has indicated it has the ability to redeem the investment sooner. There are no other significant restrictions on the ability to redeem the investment.

The Wells Fargo-BlackRock Funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances using a growth strategy in the earlier years and a preservation strategy in the later years. The Wells Fargo-BlackRock Funds contain a mix of U.S. common stocks, U.S. issued bonds, and cash. The Common Stock Fund includes investments in SkyWest, Inc. common stock. There are currently no redemption restrictions on these investments.

(7)           Plan Amendments

During 2014 and 2015, the Plan has been amended to modify the Plan provisions relating to the Roth Elective Deferral Account and to permit in-plan Roth conversion rollovers.

(8)           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits as reported in the financial statements as of December 31, 2014 and 2013 to the Form 5500:

	December 31,
	2014	2013

Assets available for benefits as reported in the financial statements	$484,227,107	$448,146,381
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	556,948	320,344

Assets available for benefits as reported in the Form 5500	$484,784,055	$448,466,725

The following differences between the financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the Stable Return Fund, consisting of fully benefit-responsive investment contracts for the year ended December 31, 2014.

Net increase in assets available for benefits as reported in the financial statements	$36,080,726

Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	236,604

Net increase in assets available for benefits as reported in the Form 5500	$36,317,330

Supplemental Schedule

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value	Number of units

*	Wells Fargo	Wells Fargo Stable Return Fund	$40,338,949	3,460,816

*	Wells Fargo-BlackRock	Wells Fargo-BlackRock S&P 500 Index CIT	39,826,026	375,027

	MFS	MFS Value	36,117,990	1,033,715

	JP Morgan	JP Morgan Large Cap Growth	32,154,649	929,325

	Neuberger & Berman Mgmt, Inc.	Neuberger Berman Genesis Trust	25,077,452	423,320

	Janus Capital Corp.	Janus Overseas	24,782,186	784,992

	T. Rowe Price	T. Rowe Price Mid Cap Growth	24,352,633	322,808

*	Wells Fargo	Wells Fargo Advantage DJ Target 2040	22,741,422	1,180,759

	Wasatch Advisors Inc.	Wasatch Small Cap Growth	22,060,313	449,660

	Oakmark	Oakmark Equity & Income	19,932,908	624,660

*	Wells Fargo	Wells Fargo Advantage DJ Target 2030	19,020,528	1,135,554

*	Wells Fargo	Wells Fargo Advantage DJ Target 2035	17,848,934	1,624,107

*	Wells Fargo	Wells Fargo Advantage DJ Target 2045	17,384,156	1,516,942

*	Wells Fargo	Wells Fargo Advantage DJ Target 2025	16,129,804	1,537,636

	PIMCO	PIMCO Total Return Admin	14,679,726	1,377,085

	The Vanguard Group	Vanguard Intermediate Term Treasury Admin	12,791,450	1,125,018

	MFS	MFS International Value	11,326,971	341,792

*	Wells Fargo	Wells Fargo Advantage DJ Target 2020	10,927,355	716,548

*	Wells Fargo	Wells Fargo Advantage Small Cap Value	10,710,794	368,195

*	SkyWest, Inc.	SkyWest, Inc. Common Stock Fund	8,362,367	1,434,476

	Goldman Sachs	Goldman Sachs Mid Cap Value	7,912,676	191,822

*       Indicates a party-in-interest to the Plan.

Column (d), cost information, is not applicable for participant-directed investments.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2014 (Continued)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value	Number of Units

*	Wells Fargo-BlackRock	Wells Fargo-BlackRock S&P Mid Cap Index	$7,654,800	227,607

	American Funds	American Funds EuroPacific Growth	6,750,723	143,510

*	Wells Fargo	Wells Fargo Advantage DJ Target 2050	6,298,692	574,174

*	Wells Fargo-BlackRock	Wells Fargo-BlackRock Russell 2000 CIT	5,495,557	202,062

*	Wells Fargo	Wells Fargo Advantage DJ Target 2015	3,628,173	352,250

*	Wells Fargo	Wells Fargo Advantage DJ Target Today	1,752,258	159,732

*	Wells Fargo	Wells Fargo Advantage DJ Target 2010	1,575,557	119,632

*	Wells Fargo	Wells Fargo Advantage DJ Target 2055	598,170	46,623

*	Plan participants	Loans at 4.25% - 10.00% interest, with maturity dates from 2015 through 2029, collateralized by the respective participants’ account balances	16,550,836	2,302

			$484,784,055

*       Indicates a party-in-interest to the Plan.

Column (d), cost information, is not applicable for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 25, 2015	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm